UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Brown Box Financial Services, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 12, 2015

Is there a co-issuer? ______ yes ___X___no.

Physical address of issuer
209 Florentine, #4288, Horseshoe Bay, Texas 78657

Website of issuer
Brownboxfs.com

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised, plus monthly fees, through December 31, 2024, equal to $2,000 payable in the Company's common stock utilizing the offering price per share to calculate the number of shares issuable.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$0.10 per share

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$1,234,980

Deadline to reach the target offering amount
December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
5

	2023 Fiscal Year-End	2022 Fiscal Year-End
Total Assets	$1,008,988	$1,043,853
Cash & Cash Equivalents	$147,426	$191,638
Accounts Receivable	$42,608	$58,824
Short-term Debt	$21,551	$3,506
Long-term Debt	$321,190	$370,996
Revenues/Sales	$1,328,452	$1,243,528
Cost of Goods Sold	$466,867	$402,444
Taxes Paid	0	0
Net Income	$43,536	$59,996

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 2, 2024

Brown Box Financial Services, Inc.

Up to $1,234,980 of Common Stock

Brown Box Financial Services, Inc, ("BBFS", the "Company," "we," "us", "Issuer" or "our"), is offering up to $1,234,980.00 worth of Common Stock of the Company (the "Securities" or "Shares") at a price of $0.10 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,000 (the "Target Amount"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date").

Unless the Company raises at least the Target Amount under the Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 31, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and investors who have committed funds are provided notice five (5) business days prior to the closing.

Each investor must invest a minimum of $100. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of each Purchaser are agreed to by the submission and processing of a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds under this Offering will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document (this "Offering Memorandum").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Offering Memorandum contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this Offering Memorandum and any other Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) It is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) It has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) It has a specific business plan, and such business plan is not to engage in a merger or acquisition with an unidentified company or companies.

About this offering Memorandum

You should rely only on the information contained in this Offering Memorandum. We have not authorized anyone to provide you with information different from that contained in this Offering Memorandum. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Offering Memorandum is accurate only as of the date of this Offering Memorandum, regardless of the time of delivery of this Offering Memorandum or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Offering Memorandum does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Offering Memorandum. The Company does not expect to update or otherwise revise this Offering Memorandum or other materials supplied herewith. The delivery of this Offering Memorandum at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Offering Memorandum. This Offering Memorandum is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Formed in 2015, Brown Box Financial Services, Inc. ("BBFS") is a diversified financial data and financial tools provider based in Austin, Texas, which currently owns and operates two businesses, NewsWare and Dial Data, which generate revenues primarily from subscriptions to news content and market data. From its inception, BBFS' goal has been to further expand the financial services it provides to its customers, either organically or by acquisition. Its founder, Scott Brown, is an industry veteran with decades of experience growing businesses and completing acquisitions within the financial data and tools sector. BBFS has identified what it deems to be a significant opportunity in the fragmented financial data and tools industry, where many companies that were formed over the past 20 years, addressing a particular industry niche, find themselves unable to grow given that the capital needed to fund such growth is often difficult to obtain for their small to mid-size companies. Due to the experience of BBFS' management, the Company believes that it will be able to grow the Company by acquiring many of these niche players. Significant synergies can be achieved via such acquisitions, particularly in data costs which often constitute around 50% of overall costs for niche players.

Strategy

The current portfolio of BBFS assets (NewsWare and Dial Data) are fairly typical of the types of targets that will be part of our acquisition strategy. BBFS believes there are more than 100 companies that would be a fit for this strategy. Our acquisition strategy is informed in large part by the following factors:

- Consolidating proven investor tools, data, and content into a platform for self-directed investors, institutional traders and advisors.
- Combining profitable companies that lack marketing resources/know-how/capital to grow independently.
- The target companies have extremely loyal customer bases (10+years on average).
- The industry is currently fragmented, with hundreds of existing companies which collectively present a multi-billion dollar opportunity.
- BBFS believes that the expansion of open and independent platforms will disrupt and eventually dominate the industry.

Newsware

- Newsware is a leader in aggregating real-time actionable stock market news from multiple sources, thereby providing our clients the opportunity to trade on news before their competitors. We believe that our software's intellectual property provides a significant competitive advantage which allows our clients to obtain news within a millisecond of its release in a variety of user-friendly formats.

- Newsware has multiple products available to its users. These powerful tools include:

  - API - Newsware has three different API's for clients to consume and integrate the content into their own platforms.

  - NewsWatch – Newsware offers its own application for users to consume the data and tools through a standalone computer application. It will filter the news to the uesrs' own specifications; read the news headlines aloud and has audio alerts for prefiltered preferences.

  - Web App – Newsware offers a web application for users who prefer a web-based application. This allows users who have firewalls or other limiting computer features to access Newsware.

- Newsware is marketed to prospective customers through multiple channels:

  - Trade Talk Podcast is produced daily by Newsware with the goal of demonstrating the power of being the first to receive news. To date, the podcast has been downloaded 42,700 times.

  - Industry word of mouth – Newsware has been in existence for over 20 years and has developed what we believe is an impeccable reputation for reliability and speed.

- o Google Ad Words – Newsware uses Google Ad Words to reach prospective new customers.

Dial Data

Dial Data provides end-of-day and historical market data (from 1986 forward) to leading software programs needing a data supplier. This historical database provides a significant competitive advantage since the breadth of content over 48 years of data is unique in the industry.
- Dial Data is marketed to vendors of third-party software and we application tools to provide the data and information for those tools to analyze the current market conditions. Two examples of third-party vendors are:

  - o AIQ - a developer of Stock Market analytical tools. With more than 1,000 customers, AIQ feeds Dial Data's current and historical data and information through its analytical tools to provide its customers current market data.

  - o Big Charts, and other similar companies, have the same issue, they have analytical tools that need data to provide Stock Market analysis to their customers. Similarly, Dial Data is the built-in resource for those users to update current and historical market data.

Perks

Certain investors in this Offering are eligible to receive a discounted purchase price based on the time of their investment.   Investors that invest during the first two weeks from the commencement of this offering will purchase shares at a discounted price as follows:

- 1st week – 10% discount or $0.09 purchase price per share

- 2nd week – 5% discount or $0.095 purchase price per share

"1st week" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Central Standard Time ("CST") (05:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date. The "2nd Week" begins at the conclusion of the 1st week, and ends at 11:59 pm Central Standard Time (CST")(05:59 am Coordinated Universal Time ("UTC") on the 14th day following the Launch Date.

The Team

Officers and Directors

Name: Scott L Brown

Positions Held with the Issuer:
- **Position:** President and Chief Executive Officer, Brown Box Financial Services, Inc. and Director
- **Service Dates:** 2015 - Present
  Responsibilities: Founder and Chairman of the Board of Directors

Other Business Experience of Scott Brown

- President & CEO – Sabrient Systems, LLC
    - Complete P and L responsibility for Sabrient Systems
    - Developed IT strategy and market expansion strategy
    - Managed acquisition of Gradient Analytics - 2011
    - Business completed single largest UIT raise of $1.2 billion in January 2014
    - Grew revenue 1150% from $2M in FY13 to $25M in FY14
- President – Asset Growth Partners, LLC
    - Developed growth and acquisition strategy and led execution of that strategy
    - Acquired and integrated 4 businesses to increase profitability and streamline efficiencies
    - Acquired by Data Transmission Network for $7.5M ($5M investment gain in 18 months)
- COO – Telescan, Inc.
    - P and L responsibility for Telescan, Inc. reporting to President & CEO
    - Developed growth strategy and led execution of that strategy
    - Grew sales over 40% per quarter for 20 consecutive quarters
    - Assisted in taking Telescan public

Name: Gordon McBean
Positions Held with the Issuer:
- **Position:** Director
- **Service Dates:** 2015 - Present
- **Responsibilities:** Member - Board of Directors 2017 - Present

Other Business Experience of Gordon McBean (past three years)

- Chairman, Digital Offering, Inc.

    - Digital Offering is a FINRA registered broker dealer that was one of the first to raise capital for companies taking advantage of the JOBS Act. Of note, in 2014 it raised $5.5 million for Acorns (www.acorns.com), one of the current favorites in fintech (PayPal recently invested $20m in Acorns). Mr. McBean is the founder of Digital Offering.

Name: Jeff Brown

Positions Held with the Issuer:
- **Position:** Director, Technology Consultant
- **Service Dates:** 2016 – Present as Technology Consultant; 2024 – Present as Director
- **Responsibilities:** Consult with the company on technology decisions, assist with management of Development Project; [Member Board of Directors, 2024-present]

Name: Bill Olsen
Positions Held with the Issuer:
- **Position:** President, Newsware
- **Service Dates:** 2016 - Present

- **Responsibilities:** Strategic direction and management of NewsWare

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company's Businesses and Operations

The Company Operates in a Highly Competitive Business Environment, and its Success Depends on its Ability to Compete Effectively, Including by Responding to Evolving Technologies and Changes in Consumer and Customer Behavior.

The Company faces significant competition from other providers of financial news and information, This competition continues to intensify as a result of changes in technologies, platforms and business models and corresponding changes in consumer and customer behavior. These trends and developments have adversely affected, and may continue to adversely affect, both the Company's circulation and subscription and may increase subscriber acquisition, retention and other costs.

In order to compete effectively, the Company must differentiate its brands and their associated products and services, respond to new technologies, distribution channels and platforms, develop new products and services and consistently anticipate and respond to changes in consumer and customer needs and preferences, which in turn, depends on many factors both within and beyond its control. The Company relies on brand awareness, reputation and acceptance of its high-quality products and services, the breadth, depth and accuracy of information provided by its digital services and professional information businesses in order to retain and grow its audiences, consumers and subscribers. Online traffic and product and service purchases are also driven by visibility on search engines, social media, digital marketplaces, mobile app stores and other platforms. The Company has limited control over changes made by these platforms affecting the visibility of its content and other products and services, which occur frequently. Any failure to successfully manage and adapt to such changes could impede the Company's ability to compete effectively by decreasing visits to its digital offerings, increasing costs if free traffic is replaced with paid traffic and lowering product sales and subscriptions.

Some of the Company's current and potential competitors have greater resources, fewer regulatory burdens, better competitive positions in certain areas, greater operating capabilities, greater access to sources of content, data, technology (including AI) or other services or strategic relationships and/or easier access to financing, which may allow them to respond more effectively to changes in technology, consumer and customer needs and preferences and market conditions. Continued consolidation or strategic alliances in certain industries in which the Company operates or otherwise affecting the Company's businesses may increase these advantages, including through greater scale, financial leverage and/or access to content, data, technology (including AI) and other offerings. If the Company is unable to compete successfully, its business, results of operations and financial condition could be adversely affected.

Therefore, our future success depends in part on our ability to develop and enhance our products and services. However, there are significant technical and financial costs and risks in the development of new or enhanced products and services, including the risk that we might be unable to effectively use new technologies, adapt our services to emerging industry standards, or develop, introduce and market enhanced or new products and services. An inability to develop new products and services, or enhance existing offerings, could have a material adverse effect on our profitability.

While we have filed provisional patent applications, we do not yet hold any full patents on our products and technology. Consequently, we cannot guarantee that our products or technology are proprietary, nor can we prevent them from being copied by competitors.

Our ability to sustain and grow our market share significantly depends on the uniqueness and proprietary nature of our products and technology. Without full patent protection, we are vulnerable to imitation and reverse engineering by competitors, which could erode our market position and hinder our strategic objectives. Therefore, the lack of proprietary technology protection presents a material risk to our business operations, financial results, and long-term growth prospects.

NewsWare's technology provides a significant competitive advantage by allowing clients to obtain news within milliseconds of its release in various user-friendly formats. However, without full patent protection, our competitors could replicate or improve upon our technology, thereby diminishing our competitive edge. This could lead to a loss of customers who are drawn to the unique speed and reliability of NewsWare's services, impacting our market position and revenue.

Similarly, Dial Data's extensive historical market data database is a key differentiator in the market, providing a competitive advantage to vendors of third-party products that rely on accurate and comprehensive data updates. The absence of patent protection means that other companies could develop similar or superior databases, undermining Dial Data's unique value proposition. This could weaken our relationships with clients like AIQ and Big Charts, who may seek alternative data providers, adversely affecting our business growth and financial performance.

Additionally, as the Company pursues its roll-up strategy to consolidate niche players in the fragmented financial data and tools industry, the lack of proprietary technology protection could complicate the integration and value enhancement of acquired companies. Potential acquisition targets may also face similar risks related to the lack of intellectual property protection, further increasing our exposure to competitive threats.

Weak Domestic and Global Economic Conditions, Volatility and Disruption in the Financial and Other Markets and Other Events Outside the Company's Control May Adversely Affect the Company's Business.

The U.S. and global economies and markets have recently experienced, and are expected to undergo in the future, periods of weakness, uncertainty and volatility due to, among other things, continued inflationary pressures, changes in monetary policy, increased interest rates, recessionary concerns, supply chain disruptions, volatile foreign currency exchange rates, geopolitical tensions and conflicts (including the war in Ukraine) and political and social unrest. These conditions continued to increase the Company's costs in fiscal 2024 and reduced demand for certain of its products and services. Higher interest rates contributed to recent bank failures which have strained the credit and capital markets. These and other similar conditions have in the past also resulted in, and could in the future lead to, among other things, a tightening of, and in some cases more limited access to, the credit and capital markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer net worth and a decline in the real estate and energy and commodities markets. Such weakness and uncertainty and associated market disruptions have often led to broader, prolonged economic downturns that have historically resulted in lower demand for the Company's products and services, unfavorable changes in the mix of products and services purchased, pricing pressures, higher borrowing costs and decreased ability of third parties to satisfy their obligations to the Company and have adversely affected the Company's business, results of operations, financial condition and liquidity. Any continued or recurring economic weakness is likely to have a similar impact on the Company's business, reduce revenues across its segments and otherwise negatively impact its performance.

The Company may also be impacted by other events outside its control, including pandemics and other health crises, natural disasters, severe weather events (which may occur with increasing frequency and intensity), hostilities, political or social unrest, terrorism or other similar events. Future widespread health crises or other uncontrollable events may similarly have an adverse effect on the Company's business, results of operations and financial condition.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition: Recent curtailment of power supply.

The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our customers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

The Company's Businesses Depend on a Single or Limited Number of Suppliers for Certain Key Products and Services, and Any Reduction or Interruption in the Supply of These Products and Services or a Significant Increase in Price Could Have an Adverse Effect on the Company's Business, Results of Operations and Financial Condition.

The Company relies heavily on the supply of real-time and historical market data for its platforms and services, NewsWare and Dial Data. For instance, NewsWare aggregates real-time actionable stock market news from multiple sources, providing clients the opportunity to trade on news before competitors. If there were disruptions in obtaining this real-time data, or if the costs associated with this data were to rise significantly, it could impair NewsWare's ability to deliver timely and competitive information to its clients. Such disruptions or cost increases could diminish NewsWare's market reputation for reliability and speed, potentially leading to a loss of clients.

Similarly, Dial Data, which offers an extensive historical market data database dating back to 1986, is crucial for vendors of third-party products who depend on accurate and comprehensive data to update their software tools. If Dial Data's access to historical data were compromised or if the costs of obtaining such data increased substantially, the attractiveness of Dial Data to its clients, such as AIQ and Big Charts, could be adversely affected. This could result in reduced revenue and hinder BBFS's growth prospects.

In addition, the fragmented nature of the financial data and tools industry means that many potential acquisition targets also depend on limited data suppliers. Integrating these companies into the Company's operations without secure and cost-effective access to essential data could pose additional challenges and risks.

Overall, the Company's dependency on a small number of key suppliers for critical data services exposes the Company to risks of supplier concentration. The inability to secure alternative suppliers on equally favorable terms, coupled with potential service interruptions or cost increases, could have significant negative impacts on the Company's business operations, financial performance, and long-term strategic objectives.

Attracting, Retaining and Motivating Highly Qualified People is Difficult and Costly, and the Failure to Do So Could Harm the Company's Business.

The Company's business depends upon the continued efforts, abilities and expertise of its corporate and divisional executive teams and other highly qualified employees who possess substantial business, technical and operational knowledge. The market for highly skilled people, including for technology-related, product development, data science, marketing and sales roles, is very competitive, and the Company cannot ensure that it will be successful in retaining and motivating these employees or hiring and training suitable additions or replacements without significant costs or delays, particularly as it continues to focus on its digital products and services. These risks have been, and may in the future be, exacerbated by labor constraints and inflationary pressures on employee wages and benefits. Evolving workplace and workforce dynamics, including the increased availability of flexible, hybrid and work-from-home arrangements, may also make it more difficult to hire, retain and motivate qualified employees if the Company's needs are not aligned with worker demands or as a result of workplace culture challenges due to remote work. Reductions in force that the Company has conducted from time to time in order to optimize its organizational structure and reduce costs may further adversely impact the Company's ability to attract, retain and motivate employees, and there can be no assurance that the expected benefits of these actions will be realized, including the anticipated cost savings. The loss of key employees, the failure to attract, retain and motivate other highly qualified people or higher costs associated with these efforts, could harm the Company's business, including the ability to execute its business strategy, and negatively impact its results of operations.

The Company is Subject to Payment Processing Risk Which Could Lead to Adverse Effects on the Company's Business and Results of Operations.

The Company's customers pay for its products and services using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and through direct carrier and partner billing. The Company relies on internal and third-party systems to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, delays in receiving payments from payment processors, any failures to comply with, or changes to, rules or regulations concerning payments, loss of payment or billing partners and/or disruptions or failures in, or fraudulent use of or access to, payment processing systems or payment products, the Company's results of operations could be adversely impacted and it could suffer reputational harm. Furthermore, if the Company is unable to maintain its fraud and chargeback rates at acceptable levels, card networks may impose fines and its card approval rate may be impacted. The termination of the Company's ability to process payments on any major payment method would adversely affect its business and results of operations.

Risks Related to Information Financial Technology, Cybersecurity and Data Protection

A Breach, Failure, Misuse of or other Incident Involving the Company's or its Third Party Providers' Network and Information Systems or Other Technologies Could Cause a Disruption of Services or Loss, Corruption, Improper Access to or Disclosure of Personal Data, Business Information or Other Confidential Information, Resulting in Increased Costs, Loss of Revenue, Reputational Damage or Other Harm to the Company's Business.

Network and information systems and other technologies, including those related to the Company's network management, are important to its business activities and contain the Company's proprietary, confidential and sensitive business information, including personal data of its customers and personnel. The Company also relies on third party providers for certain software, technology and "cloud-based" systems and services that support a variety of critical business operations. Events affecting the Company's systems or other technologies, or those of third parties upon which the Company's business relies, such as computer compromises, cyber threats and attacks, computer viruses or other destructive or disruptive software, process breakdowns, ransomware and denial of service attacks, malicious social engineering or other malicious activities by individuals (including employees) or state-sponsored or other groups, or any combination of the foregoing, as well as power, telecommunications and internet outages, equipment failure, fire, natural disasters, extreme weather (which may occur with increasing frequency and intensity), terrorist activities, war, human or technological error or malfeasance that may affect such systems, could result in disruption of the Company's services and business and/or loss, corruption, improper access to or disclosure of personal data, business information,

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including intellectual property, or other confidential information. Unauthorized parties may also fraudulently induce the Company's employees or other agents to disclose sensitive or confidential information in order to gain access to the Company's systems, facilities or data, or those of third parties with whom the Company does business. In addition, any "bugs," errors or other defects in, or the improper implementation of, hardware or software applications the Company develops or procures from third parties could unexpectedly disrupt the Company's network and information systems or other technologies or compromise information security. System redundancy may be ineffective or inadequate, and the Company's disaster recovery and business continuity planning may not be sufficient to address all potential cyber events or other disruptions.

In recent years, there has been a significant rise in the number of cyberattacks on companies' network and information systems, and such attacks are becoming increasingly more sophisticated, targeted and difficult to detect and prevent against. Factors such as (1) geopolitical tensions or conflicts, including Russia's invasion of Ukraine, (2) greater levels of remote access to Company systems by employees and (3) access to Company networks, products and services by Company personnel, customers and other third parties using personal devices and apps or tools available on such devices, including AI tools, that are outside the Company's control may further heighten cybersecurity risks, including the risk of cybersecurity attacks and the unintended or unauthorized disclosure of personal data, business information or other confidential information. Acquisitions or other transactions could also expose the Company to cybersecurity risks and vulnerabilities, as the Company's systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Consequently, the risks associated with cyberattacks continue to increase, particularly as the Company's digital businesses expand. The Company has experienced, and expects to continue to be subject to, cybersecurity threats and activity, none of which have been material to the Company to date, individually or in aggregate. However, there is no assurance that cybersecurity threats or activity will not have a material adverse effect in the future. Countermeasures that the Company and its vendors have developed and implemented to protect personal data, business information, including intellectual property, and other confidential information, to prevent or mitigate system disruption, data loss or corruption, and to prevent or detect security breaches may not be successful in preventing or mitigating these events, particularly given that techniques used to access, disable or degrade service, or sabotage systems have continued to become more sophisticated and change frequently. Additionally, it may be difficult to detect and defend against certain threats and vulnerabilities that can persist over extended periods of time. Any events affecting the Company's network and information systems, or other technologies could require the Company to expend significant resources to remedy such event.

System failure or interruption may result in reduced traffic, reduced revenue and harm to our reputation.

Our ability to provide timely, updated information depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our operations depend in part on the protection of our data systems and those of our third-party providers against damage from human error, natural disasters, fire, power loss, water damage, telecommunications failure, computer viruses, terrorist acts, vandalism, sabotage, and other adverse events. Although we utilize the services of third-party cloud computing providers with procedural security systems and have put in place certain other disaster recovery measures, including offsite storage of backup data, these disaster recovery measures currently may not be comprehensive enough and there is no guarantee that our Internet access and other data operations will be uninterrupted, error-free or secure. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Websites could result in reduced traffic, reduced revenue and harm to our reputation, brand and relations with our strategic partners. Our insurance policies may not adequately compensate us for such losses. In such event, our business, results of operations and financial condition could be materially adversely affected.

Failure to Comply with Complex and Evolving Laws and Regulations, Industry Standards and Contractual Obligations Regarding Privacy, Data Use and Data Protection Could Have an Adverse Effect on the Company's Business, Financial Condition and Results of Operations.

The Company's business activities are subject to various and increasing laws and regulations in the United States and internationally governing the collection, use, sharing, protection and retention of personal data, which have implications for how such data is managed. These laws and regulations are increasingly complex and continue to evolve, and substantial uncertainty surrounds their scope and application. Moreover, data privacy and security laws may potentially conflict from jurisdiction to jurisdiction. Complying with these laws and regulations could be costly and resource-intensive, require the Company to change its business practices, or limit or restrict aspects of the Company's business in a manner adverse to its business operations. The Company's failure to comply, even if inadvertent or in good faith, or as a result of a compromise, breach or interruption of the Company's systems by a third party, could result in exposure to enforcement by U.S. federal, state or local or foreign governments or private parties, notification and remediation costs, loss of customers, as well as significant negative publicity and reputational damage. The Company may also be subject to liability under relevant contractual obligations and may be required to expend significant resources to defend, remedy or address any claims.

Any failure of our internal security measures or breach of our privacy protections could cause us to lose users and subject us to liability.

Users who subscribe to our paid subscription services are required to furnish certain personal information (including name, mailing address, phone number, email address and credit card information), which we use to administer our services. We also require users of some of our free services and features to provide us with some personal information during the service registration process. Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect our infrastructure from security threats. We may have to continue to expend capital and other resources on the hardware and software infrastructure that provides security for our processing, storage and transmission of personal information.

In this regard, our users depend on us to keep their personal information safe and private and not to disclose it to third parties or permit our security to be breached. However, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments, including improper acts by third parties, may result in a compromise or breach of the security measures we use to protect the personal information of our users. If a party were to compromise or breach our information security measures or those of our agents, such party could misappropriate the personal information of our users, cause interruptions in our operations, expose us to significant liabilities and reporting obligations, damage our reputation and discourage potential users from registering to use our websites or other services, any of which

17

could have a material adverse effect on our business, results of operations and financial condition.

Our business could be negatively affected if we are required to defend allegations of unfair competition and unfair false or deceptive acts or practices in or affecting commerce.

Advertising and marketing of our products in the United States are also subject to regulation by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act, or FTC Act. Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. The FTC routinely reviews websites to identify questionable advertising claims and practices. Competitors sometimes inform the FTC when they believe other competitors are violating the FTC Act and consumers also notify the FTC of what they believe may be wrongful advertising. The FTC may initiate a nonpublic investigation that focuses on our advertising claims, which usually involves nonpublic, pre-lawsuit, extensive formal discovery. Such an investigation may be lengthy and expensive to defend and result in a publicly disclosed consent decree or settlement agreement. If no settlement can be reached, the FTC may start an administrative proceeding or a federal court lawsuit against us or our principal officers. The FTC often seeks to recover from the defendants, whether in a consent decree or a proceeding, any or all of the following: (i) consumer redress in the form of monetary relief or disgorgement of profits; (ii) significant reporting requirements for several years; and (iii) injunctive relief. In addition, most, if not all, states have statutes prohibiting deceptive and unfair acts and practices. The requirements under these state statutes are similar to those of the FTC Act.

Risks Related to Financial Conditions

We depend upon the stability and success of the financial markets.

The target customers for some of our products include a range of financial services organizations, including investment advisors, brokerage firms and banks. The success of many of our customers is intrinsically linked to the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets that may cause customers or potential customers to exit the industry or delay, cancel or reduce any planned expenditures for our products. In addition, a slowdown in the formation of new financial services organizations could cause a decline in demand for our products. The uncertainty about the extent and speed of recovery of the financial markets could negatively impact the demand for our products, which could have a materially adverse effect on our business and results of operations.

Acquisitions and strategic investments may result in increased expenses, difficulties in integrating target companies and diversion of management's attention.

We anticipate that from time to time we may review one or more acquisitions or strategic investments or other opportunities to expand our range of technology, services and products and to gain access to new markets. Growth through acquisitions or strategic investments entails many risks, including the following:
- management's attention may be diverted during the acquisition and integration process;

- costs, delays and difficulties of integrating the acquired company's operations, technologies and personnel into our existing operations, organization and culture; and

- higher than expected expenses resulting from any undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment, warranty, or product liability-related problems.

If realized, any of these risks could have a material adverse effect on our business, financial condition and operating results. Also, the issuance of new equity or debt securities to pay for acquisitions would dilute the holdings of existing stockholders.

The Company Could Be Subject to Significant Additional Tax Liabilities, which Could Adversely Affect its Operating Results and Financial Condition.

The Company is subject to taxation in U.S. federal, state and local jurisdictions. The Company's effective tax rate is impacted by the tax laws, regulations, practices and interpretations in the jurisdictions in which it operates and may fluctuate significantly from period to period depending on, among other things, the geographic mix of the Company's profits and losses, changes in tax laws and regulations or their application and interpretation, the outcome of tax audits and changes in valuation allowances associated with the Company's deferred tax assets. Changes to enacted tax laws could have an adverse impact on the Company's future tax rate and increase its tax provision. Evaluating and estimating the Company's tax provision, current and deferred tax assets and liabilities and other tax accruals requires significant management judgment, and there are often transactions for which the ultimate tax determination is uncertain.

The Company's tax returns may be audited by various tax authorities. Tax authorities may not agree with the treatment of items reported in the Company's tax returns or positions taken by the Company, and as a result, tax-related settlements or litigation may occur, resulting in additional income tax liabilities against the Company. Although the Company believes it has appropriately accrued for the expected outcome of tax reviews and examinations and any related litigation, the final outcomes of these matters could differ materially from the amounts recorded in the Financial Statements. As a result, the Company may be required to recognize additional charges and pay significant additional amounts with respect to current or prior periods, or its taxes in the future could increase, which could adversely affect its operating results and financial condition.

Risks Related to Our Common Stock

Purchasers are granting a proxy to vote their Securities to the Company's Chief Executive Officer, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

At the closing of this offering of our Securities, you will execute a subscription agreement that contains a proxy that gives the Company's CEO the right to vote the Securities that you are acquiring in this offering on all matters coming before the holders of the Securities for a vote. The CEO does not have any duty to you to vote your Securities in a manner that is in your best interests. Accordingly, the CEO may vote its proxy in a manner that may not be in the best interests of the holders of the Securities. For example, CEO may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of Securities in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to the CEO, you will not have the right to vote your shares on any matters. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Securities, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company may need to raise additional capital to execute on our growth plan. If the Company is unable to raise additional capital, the business may fail.

The Company is offering Common Stock in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of its plans.

Additional issuances of stock options and warrants, convertible notes, and stock grants will cause additional substantial dilution to our stockholders.

Given our growth plans, and given our current limited cash resources, it is possible that in the future we will need to issue additional warrants, stock grants, and convertible debt to finance our future business operations and acquisitions and strategic relationships. The issuance of additional shares of common stock, the exercise of warrants, and the conversion of debt to stock could cause additional dilution to our stockholders and could have further adverse effects on the market price for our securities or on our ability to obtain future financing.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon numerous factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

Our indemnification of our directors and officers may limit the rights of our stockholders.

While our board of directors and officers are generally accountable to our stockholders and us, the liability of our directors and officers to all parties is limited in certain respects under applicable state law and our articles of incorporation and bylaws, as in effect. Further, we have agreed or may agree to indemnify our directors and officers against liabilities not attributable to certain limited circumstances. This limitation of liability and indemnity may limit rights that our stockholders would otherwise have to seek redress against our directors and officers.

Our stockholders may not recoup all or any portion of their investment upon our dissolution.

In the event of a liquidation, dissolution, or winding-up of our company, whether voluntary or involuntary, our net remaining proceeds and/or assets, after paying all of our debts and liabilities, will be distributed to the holders of common stock on a pro-rata basis. We cannot assure that we will have available assets to pay to the holders of common stock any amounts upon such a liquidation, dissolution, or winding-up of our company. In this event, our stockholders could lose some or all of their investment.

Risks Related to This Offering

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

Any valuation at this stage is difficult to assess. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry.

However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management has wide discretion regarding the use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our projections are forward-looking and actual results could vary from such projections substantially.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans.

The company might not sell enough Securities in this Offering to meet its operating needs and fulfill its plans, in which case it could cease operating, and you would get nothing. Even if we sell all the Securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it cannot raise them, we could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's largest single holders of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Cynthia Brown [1]	17,211,765	Common Stock	43.0%
Aina McBean [2]	15,058,824	Common Stock	37.7%

1 - Cynthia Brown, the wife of Scott Brown, Director and CEO, owns 99% of C Stevens Investments, which in turns owns 7,800,000 shares of the Company's common stock, while her IRA account owns the remaining 9,411,765 shares.

2 - Aina McBean is the spouse of Gordon McBean, Director.

RECENT OFFERINGS OF SECURITIES

We have made no new issuances of securities within the last three years.

THE COMPANY'S SECURITIES

The Company's Securities

As part of the Offering, the Company will be offering up to of 12,349,800 shares of its Common Stock (the "Common Stock") at a purchase price of $0.10 assuming for this purpose that no one receives a discounted purchase price for investing in the first or second week of the offering as described elsewhere. The maximum number of shares that may be sold in the offering increases to 13,722,000 assuming all funds were to come in during the first week of the offering at a discounted price of $0.09.

Common Stock

The number of securities authorized is 50,000,000 with a total of 40,000,000 fully diluted shares outstanding.

Voting Rights

Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Voting Rights of Securities Sold in this Offering

Notwithstanding the voting rights of the Purchasers, each Purchaser shall appoint the Company's Chief Executive Officer, who is presently Scott Brown (the "CEO"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, if the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, if the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it Means to be a Minority Holder

As a minority shareholder of the Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

An investor's stake in a Company may be diluted as a result of the Company issuing additional shares of its Common Stock. In other words, when the Company issues more shares of Common Stock, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will then own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than it was prior to the issuance, and control dilution, with the total percentage of the Company which an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●   In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●   In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease because of actions taken by the Company. Dilution can cause drastic changes to the value of each share, to your ownership percentage, to voting control, and to earnings per share.

Valuation

Our valuation was calculated using a discounted cash flow model approximating the years 2024-2027, employing the same discount rate throughout (and with a terminal value based on internal data).

Projections include applied and assumed cost savings to our combined entity, overall projecting the outcome of our roll-up model with modest assumptions

Transferability of Securities

Pursuant to Regulation Crowdfunding, for the first 12 months following their issuance, the Securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and

• To a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

RESULTS OF OPERATION

Revenues – Brown Box Financial Services, Inc. ("BBFS") is a holding company which currently owns and operates 2 businesses, NewsWare and Dial Data. NewsWare and Dial Data generate revenues primarily from subscriptions to news content and market data. For the 12-month period ending December 31, 2022, we derived $1,061,740.76 (85.3% of $1,243,528 total revenues) and $181,787 (14.7% of $1,243,528 total revenues), respectively, from news content and market data. For the 12-month period ending December 31, 2023, we derived $1,175,566 (88.5% of $1,328,452 total revenues) and $152,884 (11.5% of $1,328,452 total revenue), respectively, from news content and market data.

Cost of Revenues – Cost of revenues include the cost of revenue sharing with news content providers and market data content. For the 12-month period ended December 31, 2022 and December 31, 2023, we incurred cost of revenues of $402,444 (32.3% of $$1,243,528 total revenues) and $466,867 (35.1% of $1,328,452 total revenues), respectively.

Compensation, Benefits and Taxes – Compensation, benefits and taxes for BBFS consist of salaries, wages, performance incentives, employer payroll taxes, and benefits for corporate personnel. We continually review such costs for efficiency opportunities. For BBFS, total compensation expense was $477,952 for the 12-month period ending December 31, 2022, and $501,272 for the 12-month period ending December 31, 2023, respectively. Of these total compensation, benefits and taxes, for the 12-month period ending December 31, 2022, $306,528 (64.1% of $477,952 total compensation, benefits and taxes) and $331,860 (66.1% of $501,272 total compensation, benefits and taxes) were incurred for the NewsWare and Dial Data operating businesses, respectively.

General and Administrative Expenses – Selling, general and administrative expenses (SG&A) include advertising, marketing, and promotional costs, data center, rent, utilities, office supplies and consulting expenses, Also included are the costs associated with our corporate headquarters that support the development and operation of our operating businesses, including insurance and travel expenses. Our corporate team works remotely, so we do not incur corporate-level facility expense. SG&A expense for the 12-month periods ending December 31, 2022 and December 31, 2023, was $164,829 and $204,468, respectively.

Legal and Accounting – Legal and accounting expense includes legal expense, accounting fees for our reviews and audits, and other professional fees at the corporate level. Legal and accounting expense for the 12-month periods ending December 31, 2022 and December 31, 2023, was $12,828 and $8,743, respectively.

Depreciation and Amortization – Depreciation includes the depreciation of property and equipment and capitalized development improvements. Depreciation expense for the periods ending December 31, 2022 and December 31, 2023, was $3,375, and $3,371, respectively.

Interest Expense - Interest expense includes the cost of our debt obligations including the amortization of loan fees and original issue discounts, net of any interest income earned, or interest expense capitalized. Interest expense for the 12-month periods ending December 31,2022, and December 31, 2023, was $ 45,861, and $ 45,655, respectively.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

The Offering proceeds are not essential to our operations. We plan to use the proceeds to grow business development capability and for M&A activity. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $150,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

USE OF PROCEEDS

The Company anticipates using the gross proceeds from this Offering, which are expected to be $1,234,980, in the following manner:

Purpose or Use of Funds	Allocation of Offering Proceeds After Fees payable to Intermediary	Percentage of Proceeds Payable to Intermediary Assuming a $10,000 Raise	Allocation of Offering Proceeds After Fees payable to Intermediary	Percentage of Proceeds Payable to Intermediary $1,234,980 Raise

	Assuming a $10,000 Raise		Assuming a $1,234,980	
DealMaker Platform Fees	$850	8.5%	$ 104,973.30	8.5%
Working Capital	$9,150	91.5%	$664,782.70	53.82%
Acquisitions	$0	0%	$465,224	37.68%
Total	$10,000	100%	$1,234,980	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company. As noted elsewhere in this offering statement, the intermediary will receive $2,000 per month in shares of common stock as an additional fee. The number of shares issuable to the intermediary will be based upon the offering price per share in this offering.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, Investors have additional contractual restrictions on being able to transfer the Securities purchased in this Offering. The restrictions require the approval of the Company before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary and affiliates a fee consisting of eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission will be paid in cash. In addition, the Intermediary and affiliates will receive a monthly fee of $2,000, which will end on December 31st of 2024.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and will post the report on its website, no later than April 30, 2025.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Securities indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier, to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date, or Revised Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the Offering and the ability to subscribe can be found at investbrownboxfinancial.com. The Company's annual report will be available at Brownboxfs.com within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Scott Brown
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Brown
Chief Executive Officer

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.